ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

July 30, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Loan Lauren P. Nguyen

Re:

Royal Bees Company, Inc.

Registration Statement on Form S-1

Filed July 30, 2013

File No. 333-179461

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Nguyen;

Royal Bees Company, Inc. hereby requests that its registration statement on Form S-1, File No. 333-179461 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on August 2, 2013, at  4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President